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SEC FILE NUMBER 001-33059
CUSIP NUMBER 359523107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fuel Tech, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

27601 Bella Vista Parkway

Address of Principal Executive Office (Street and Number)

Warrenville, IL 60555-1617

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s independent registered public accounting firm, McGladrey LLP (“McGladrey”), recently advised the Company’s Audit Committee that it had identified a matter that raised questions in relation to the SEC’s auditor independence rules. Specifically, an entity associated with McGladrey provided certain bookkeeping and payroll processing services to the Company’s subsidiary in China which were not consistent with the auditor independence rules. The services were provided in 2010 and 2011 and in the first quarter of 2012; the fees for the services were insignificant. McGladrey noted for the Audit Committee that during each of these periods, its audit engagement team was not aware of the services being provided to the Company’s subsidiary in China. McGladrey advised the Audit Committee that it believes that this matter did not compromise or impair its integrity or objectivity with respect to conducting its audits and issuing reports on the Company’s consolidated financial statements, and the Audit Committee upon careful evaluation agreed with these conclusions. As an additional measure taken in response to the matter described above, the Audit Committee engaged another independent accounting firm to perform an audit of the Company’s subsidiary in China for the year ended December 31, 2012; the firm performing this audit is providing the results of its audit work to McGladrey, so that McGladrey can issue its report on the Company’s consolidated financial statements for the year ended December 31, 2012.

As a result of the steps taken to resolve this matter, the audit of the Company’s 2012 consolidated financial statements could not be completed by March 18, 2013, the date by which the annual report on Form 10-K which is the subject of this filing is required to be filed under applicable SEC rules, and the annual report on Form 10-K does not include information required under Items 6, 7, 7A, 8 and 9A of Form 10-K and does not include Exhibit 23 and Exhibit 32 or complete certifications in the form of Exhibit 31. Upon issuance of McGladrey’s audit report on the Company’s 2012 consolidated financial statements, the Company will file a corresponding amendment to the Form 10-K to include the foregoing information.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David S. Collins, Senior Vice President and Chief Financial Officer	630	845-4500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fuel Tech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2013	By	/s/ David S. Collins
David S. Collins,

Senior Vice President and Chief Financial Officer